May 26, 2006

Mr. Russell Mancuso

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Somerset International Group, Inc.

Amendment No. 3 to Registration Statement on Form SB-2

File No. 333-128262

Filed on January 13, 2006

Dear Mr. Mancuso:

We represent Somerset International Group, Inc. (“Somerset” or the “Company”). We are in receipt of your letter dated March 3, 2006 regarding the above referenced filing and the following are our responses to same:

Fee Table

1.	We reissue comment 1. You should use a current market price to calculate the additional fee only for the additional fees added in the amendment.

Answer:                The Fee Table has been revised to use the current market price to calculate the fee for the additional shares added to each amendment.

About our Company, page 1

2.	We reissue comment 2. Please revise the summary as requested.

Answer:                 The Summary was expanded to clarify that management intends to undergo a substantive due diligence process with all of the proposed acquisition candidates and to ask pertinent questions of the proposed candidates or opportunities in the course of its diligence phase. The candidates’ viability as an acquisition candidate will be subject to review of their audited financial statements as well as review of business plans, projections and discussions with management.

3.

We note your response to our prior number 3. We reissue the comment. Because the consolidated entity in which shareholders will invest cannot recognize revenue from consulting services as you mention, please revise your business strategy to clarify.

Answer:                The summary has been revised to remove any references to obtaining revenues for consulting services from our subsidiary.

4.

We note your revisions about your blank check status. It remains unclear how your disclosure is reconcilable to the definition of a blank check company. Also, if you are not a blank check company, it is unclear why the issue is of a level of significance as to require this disclosure is the prospectus summary.

Answer:                As the Company is not a blank check company, the disclosure in the summary regarding same has been removed.

Selling Shareholders, page 8

5.

We note your new disclosure on page 8. It appears that the numbers described in the first paragraph do not add up to the numbers in the second and third paragraph. The 7,321,733 shares described in the third paragraph are not all included in the paragraph’s description. Also, the total shares in the listed selling shareholder table does not appear to match the number of shares in the listed in the fee table.

Answer:                The SB-2 has been revised to reconcile the number of shares in the Selling Shareholders Section and in the Selling Shareholder Table.

6.

We note your response to comment 11. Please tell us why the timing of your additional financings is affected by the effectiveness of this registration statement which does not provide proceeds to you. Also, tell us why you registered for resale the shares underlying the note given your disclosure that you intend to repay the note at the time that the registration statement is effective.

Answer:                The Company intends to seek out additional financing after the current registration statement has been deemed effective. The Company will not seek such financing until such time, as according to SEC regulations, a company may not raise capital while a registration statement is pending. The Company registered for resale the shares underlying the note to allow the noteholder to convert the outstanding debt into shares of our common stock to reduce the amount owed. Although the Company intends to repay the balance of the note upon obtaining additional financing, there can be no guarantee that such additional financing will be obtained.

7.

We note in response to our comment 12 you deleted the reference to “finding financial sources” and you revised the disclosure to describe some of the services the selling stockholders provided to you. Please include a description of the other services they provided to the company and explain why the selling stockholder is not a registered broker-dealer.

Answer:                The other services consisted of advice on the structure of potential financings as well as analysis of the Company’s financial statements and capital structure to maximize the value of such financings. They are independent accountants and business brokers respectively and it is in that capacity that they assisted the Company. The selling stockholder is not required to be a registered broker-dealer, as the stockholder does not accept any commissions if the stockholder locates financial sources for a company.

8.

Please reconcile your calculations in footnote 24 to the dividend provisions in your Certificate of Designations. Also, please clarify your disclosure regarding why the obligation falls to $1,500,000 and explicitly address effect of the redemption obligation.

Answer:                The obligation does not fall to $1,500,000 until after January 7, 2007 when to first redemption period had occurred. The footnote has been revised to reflect the effect of the redemption obligation.

9.	We reissue prior comment 14 in part. Please clarify the duration of services for which the compensation accrued.

Answer:                The SB-2 has been revised to reflect the duration of services for which compensation accrued to the various selling stockholders.

10.

We reissue prior comment 15. Instruction 3 to Regulation S-B Item 403 which requires that you use different denominators in the beneficial ownership calculation based on each individual’s rights to acquire shares. Also revise your beneficial ownership table on page 18 accordingly.

Answer:              The Selling Shareholders Table and the Beneficial Owners Table in the SB-2 has been revised to use different denominators in the beneficial ownership calculation based on each individual’s right to acquire shares.

11.

We note your response to our prior comment 16. Please explain where you have reconciled the number of pre-offering securities held by the selling stockholders with the information in the newly added table regarding beneficial ownership of your preferred stock on page 18.

Answer:                The SB-2 has been amended to reconcile the number of pre-offering securities held by the selling stockholders with the information in the newly added table regarding beneficial ownership of the preferred stock on page 18.

12.	Please expand footnote 7 to disclose the price of the February 2006 transaction.

Answer:                The footnote has been expanded to disclose the price of the February 2006 transaction.

Directors, page 16

13.	We note the date provided in response to comment 21 and disclosed in this section. Please reconcile with the date in Exhibit 10.5.

Answer:                 Mr. Adiletta signed the employment agreement with Somerset-NJ on January 6, 2004. Effective with the change of control when Somerset-NJ acquired its majority interest in the Company on February 19, 2004, Mr. Adiletta was elected as an officer and director of the Company.

Common Stock, page 20

14.

We note your response to comment 17. Please file the amended certificate of designations as an exhibit. Also, please tell us when you filed proxy material related to this amendment to your articles of incorporation.

Answer:                Please be advised that the Company filed the amended certificate of designation as an exhibit to the SB-2 filed on January 5, 2006. The Company has not filed proxy materials related to this amendment to the articles of incorporation. Please be advised that the Company has included a risk factor in the SB-2 regarding the failure to file the proxy materials. The Company is currently preparing and will file a comprehensive proxy statement regarding the certificate of designation and other actions requiring shareholder notification.

Preferred Stock, page 20

15.	Please tell us where in your prospectus you have described the pledge arrangement mentioned exhibit filed in response to prior comment 18.

Answer:                The terms of the Stock Pledge and Escrow Agreement are described in the Description of Business under the section entitled “Acquisition of Secure Systems, Inc.”

Corporate Developments, page 22

16.

Your response to prior comment 22 does not clarify how none of the transactions mentioned in this section required shareholder approval. Please provide us an opinion of counsel that states unconditionally whether the transactions described in this section and your name change described on page 22 required shareholder approval.

Answer:                The Company has not filed proxy materials related to these actions. Please be advised that the Company has included a risk factor in the SB-2 regarding the failure to file the proxy materials. The Company is currently preparing and will file a comprehensive proxy statement regarding such actions requiring shareholder notification.

Customers and Market - Page 26

17.

We note the exhibit you filed in response to comment 23. Please tell us how that exhibit supports your disclosure about your contract with the State of New York. Also note that your exhibits should be complete, including all attachments, such as appendices and schedules.

Answer:                Please be advised that the contract with the State of New York, including all attachments, has been filed as an exhibit

18.

Please expand your response to comment 24 and tell us the names of the customers and to analyze why this information need not be included in your prospectus for investors to understand the scope and risks associated with your disclosed operations.

Answer:                As requested, the Company is providing the names of the customers on a supplemental basis. In addition to the State of New York, the University of Bridgeport in Bridgeport Connecticut and Danbury Hospital in Danbury, Connecticut are customers of the Company. These customers have not been identified in the prospectus for confidentiality reasons. Since the Company depends on these three customers for its revenues, management believes that it will be detrimental to its business to provide the names of these customers to its competitors in a public filing.

Recent Developments, page 27

19.	Please update to reflect the status of this transaction as the letter of intent appears to have expired.

Answer:                The paragraph related to Recent Developments has been removed, as the Letter of Intent has expired and therefore, terminated. The transaction did not move forward, as the Company did not have the necessary funds to complete the transaction. Should the Company obtain additional financing, the Letter of Intent may be renewed, although there is no agreement in place to reinstate the letter of intent at this time.

Certain Relationships and Related Transactions, page 31

20.	Please explain to us the date, amount, and reasons for the guarantees mentioned in the exhibit filed in response to prior comment 28. Also tell us where you have disclosed the guarantees.

Answer:                Please be advised that Paul Patrizio and John X. Adiletta, our sole officer and director, personally guaranteed a one year $175,000 promissory note issued to George and Mary Lou Berry on January 5, 2005, bearing an interest rate of 12%. This note is convertible into shares of our common stock at a conversion rate of $.25 per share for a total of 700,000 shares. Such information is disclosed in footnote 4 to the Selling Shareholders Table and in the Certain Relationships and Related Transactions section.

21.	Please update to disclose the amount of accrued salary currently owed to your officers as of a more recent date.

Answer:                As of December 31, 2005, there were no accrued salaries owed to the Company’s officers.

22.	Please identify the parties to the note mentioned in the penultimate paragraph and explain their relationship to you. Describe the date and purpose of the original note issuance.

Answer:                Please be advised that the SB-2 has been revised to disclose that the noteholder is William F. Farley, an unrelated third party. The note was originally issued on November 25, 1997 for working capital purposes. Mr. Farley was the majority shareholder of Secure at the date of acquisition.

Executive Compensation, page 32

23.

Please clearly disclose the payment terms of all salary for your executives for each year. For example, disclose when the entire amount of 2004 salary was paid, whether in stock, waived by the executive or still owed to the executive.

Answer:	The notes have been revised to reflect the additional disclosures.

24.	Please file as exhibits the agreements you describe in footnotes 4 and 5 with your executives exchanging accrued salary for common stock.

Answer:                Please be advised that no formal agreements were executed with the Company’s executives for the payment of common stock for accrued salary; however, such exchange was approved by the board of directors.

Financial Statements

25.	Please revise to update the financial statements in accordance with Item 310(g) of Regulation S-B.

Answer:                The financial statements have been updated in accordance with Item 310(g) of Regulation S-B.

Consolidated Statements of Operations, page F-3

26.

We note general and administrative expenses for the three and nine months ended September 30, 2005 have been reduced by $15,625 and $83,229, respectively, compared to the prior Form SB-2. In addition, we note that the line item “other current assets / deferred charges” on the statement of cash flows for the nine months ended September 30, 2005 has also changed by $83,229. Please tell us and revise the filing to disclose the reasons for these changes.

Answer:                The filing has been revised in the financial statements of December 31, 2005 and March 31, 2006 based on our recent discussions during April 2006 with Mr. Kevin Vaughn.

Note 2. Revenue Recognition, page F-6

27.

We note your response to prior comment 41. You state that you believe the equipment, installation and maintenance agreements are three separate arrangements. However, we note you state that the equipment and installation terms are included in the same purchase order document. In addition, you state that the maintenance agreements are “entered into with a customer typically after the installation services are performed.” We have the following additional comments:

•

Refer to paragraph 2 of ETIF 00-21, which states that “separate contracts with the same equity or related parties that are entered into at or near that same are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement.” Tell us why you believe it is appropriate to consider the equipment, installation and maintenance contracts to be three separate arrangements. Tell us whether your initial negotiations for the equipment and installation also include any discussion of the maintenance services that you will provide.

Answer:                Although the three elements are included in the initial Sales proposal and the Purchase Orders may include them in one document, the components- equipment, installation and maintenance- are separately negotiated. Also the Company believes that the prices assigned to the various elements of an order and reflected on the Company’s invoices are based upon objective and reliable indicators of the fair value of each component and are indicative of the actual earning of revenue on the various elements.  Also, the initial negotiations include discussion of the maintenance services that are to be provided.

In establishing these prices the Company considers the following:

Equipment: Internet or retail sources and alternative product pricing and independent negotiation with the customer.

Installation: Rates for installation reflect the customary hourly rates for that or similar services through competitive pricing and independent negotiation with the customer.

Maintenance: Rates for maintenance reflect the customary rates for software and hardware maintenance through competitive pricing and independent negotiation with the customer.

•  Please tell us how much time typically passes from the time of the order being received and the installation being completed.

Answer:                The time from order to installation completion varies since it is dependent on the size of the installation and whether it includes interior as well as exterior coverage. The coverage is at the option of the customer and the cost of the system and time to install is a reflection of that option.

•  We note you have three customers. Tell us what you mean by the term “typically” when referring to the timing of the maintenance agreements. If the timing of the maintenance agreement is not the same for all of your agreements, tell us why you believe you comply with EITF 00-21 for the other arrangements. Please note that you should evaluate each arrangement separately when determining the appropriate revenue recognition.

Answer:                The word “typically” should not have been used in the description of Maintenance. All maintenance agreements begin after installation.

Note 7. Related Party Transaction, page F-6

28.

We note your response to prior comment 42. You state in your response that you believe the return of the shares was due to a failure of the employee to fulfill an obligation. The shares being referred to were originally issued on July 1, 2004 as part of the transaction with Somerset-NJ. On page 1 of this filing, you state that the shares issued represented "the value of services provided during 2004 by Somerset-NJ on [your] behalf." Based on this disclosure, and considering the guidance of paragraphs 12-15 of APB 25, it appears that you appropriately recorded the entire compensation cost relating to this stock issued to employees as the related services had been provided as of the date the shares were issued. However, based on your response to comment 42, it is now unclear whether your initial accounting was appropriate as your response appears to indicate that the services for which the stock was issued had not been provided. Please revise to clarify if the services for which the shares were originally issued have been provided. If they have, we continue to request that you revise the financial statements to record the return of the shares as a component of equity rather than as a reversal of previously recorded compensation cost. If the services have not been provided, please revise the financial statements to correct the original accounting for the compensation cost so that the expense is recognized as the services are provided.

Answer:                 The filing has been revised in the financial statements of December 31, 2005 to report this item within the statement of stockholder’s equity (deficit)..

Note 10. Promissory Notes Payable, page F-7

29.

You state that you have “agreed to register the common stock with the [SEC] within one hundred and eighty (180) days from closing, which is September 12, 2005.” We note that is the date that you filed the initial registration statement. You previously indicated to us that your requirement was to file a registration statement by that date and that you are not subject to any penalties relating to the failure to register the shares by September 12,

2005. Please revise the filing to clarify your disclosure with respect to your requirements under these agreements.

Answer:                Under the terms of the promissory notes issued on March 11, 2005 and April 1, 2005, the Company was required to use a best efforts basis for registering the shares within 180 days, which it has done and the notes have been revised to reflect that obligation. Under the terms of the promissory notes issued on April 29, 2004 and June 25, 2004, the Company was required to register the shares within 180 days of the closing. The Company filed a registration statement within that time but the registration statement was not declared effective within that time. There are no additional penalties associated with this delay.

Recent Sales, page II-2

30.	We note your response to comment 37; however, you must disclose all unregistered sales of securities, regardless of the issuance of the underlying common shares.

Answer:	The SB-2 has been revised to disclose all unregistered sales of securities.

31.	Please expand your disclosure and response comment 38 to clarify how you satisfied the requirements of Section 4(2) for a distribution of your securities through Secure Systems, Inc.

Answer:                These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by the Company did not involve a public offering. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. The Company did not undertake an offering in which it sold a high number of shares to a high number of investors. Although there were 78 investors that received shares in this offering it was still not a public offering since all of these shareholder received shares as part of the merger and they had complete information on the operations of the entity since they were already shareholders of Secure Systems, Inc. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, the Company believes it has met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

32.	Please disclose the nature and duration of the consulting services provided by Crescent for the January 2006 issuance. File the related agreements.

Answer:                The note has been revised to reflect the nature and duration of the consulting services. The related agreement has been filed as an exhibit to this registration statement.

Exhibit Index

33.	Please clarify indicate where you have filed your debt obligations.

Answer:	Please be advised that all debt obligations have been filed as exhibits.

Exhibits 5.1

34.

We note your counsel’s opinion states that the shares to be sold “have been or will be” duly authorized. With a view toward disclosure, please file an opinion that clarifies when the shares will be duly authorized.

Answer:                The counsel’s opinion has been revised to clarify when the shares will be duly authorized.

Exhibit 10.9

35.	We note exhibit 10.9 filed in response to prior comment 20. Please file a complete agreement, including the date and the parties. Also ensure that you have fully disclosed all related party interest.

Answer:                Please be advised that a complete agreement has been filed as an exhibit to the SB-2.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin

GREGG E. JACLIN